June 10, 2008

Mail Stop 4561
Ms. Angela Connell, Reviewing Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: The Student Loan Corporation
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended March 31, 2008
File No. 001-11616

Dear Ms. Connell:

This letter sets forth the responses of The Student Loan Corporation ("SLC," the "Company," or "we") to the comments of the U.S. Securities and Exchange Commission (SEC) staff contained in your letter dated May 19, 2008. Enhancement of the overall disclosures in filings by SLC is an objective that we share with the SEC staff and one that we consider in all our filings.  For your convenience, we have included in this letter the text of the SEC staff’s comments followed by the responses of the Company.

Form 10-K for the Fiscal Year Ended March 31, 2007:

Management’s Discussion and Analysis, page 2

1.
In both the last 2 quarters of 2007 and in the first quarter of 2008, your volume of securitizations has declined, even as your loan disbursements have remained comparable to prior periods. The impact appears to be more loans held on your balance sheet and a greater utilization of your credit line with CBNA. Please revise your disclosure in future filings to discuss the impact of your decline in securitization activity, including management’s assessment of the extent to which the company can continue to originate additional loans if your securitization volume remains well below your historical experience.

SLC Response:  We acknowledge the Staff’s comment and, in light of such comment, will modify our disclosure regarding the Company’s securitization activities in our future filings to address management’s assessment of the impact, if any, of changes in the Company’s securitization volume on the Company’s future origination volume.

Risk Factors, page 27

2.
Please revise your risk factor section in its entirety in future filings to conform to the instructions in Item 1A of Form 10-K. Each material risk should be individually discussed with a separate subheading that adequately describes the risk. See Item 503(c) of Regulation S-K.

SLC Response:  We acknowledge the Staff’s comment and, in light of such comment, will modify the format of our risk factor section in future filings with the SEC. The revised format will separate the individual risks under more distinct subheadings.

Notes to Consolidated Financial Statements

15. Fair Value (SFAS 156, 157 and 159), page 62

3.
We note that the net unrealized gains presented in the table on page 63 include both accreted interest and other unrealized gains. Please revise future filings to clearly disclose the amount of total gains or losses included in earnings, or changes in net assets, that are specifically attributable to changes in the fair value of your residual interests in securitized loans and other assets. Please refer to SFAS 157 paragraph 32 (c) and SFAS 159 paragraph 19 (a).

SLC Response:  We note the Staff’s comment and will modify our fair value disclosures in applicable future filings with the SEC to clearly identify the portion of gains and losses that are specifically attributable to changes in the fair value of our residual interests in securitized loans and other assets.

* * * * * * * * *
In connection with responding to your comments, we acknowledge that the SLC is responsible for the adequacy and accuracy of the disclosures in our filings; that the SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing; and that SLC may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Scot H. Parnell
Scot H. Parnell
Chief Financial Officer
The Student Loan Corporation

c.c:  Michael Ohlweiler (KPMG)